UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 8-A
FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(b) or (g) OF THE
SECURITIES EXCHANGE ACT OF 1934
BFC Financial Corporation
(Exact name of registrant as specified in its charter)

Florida	59-2022148
(State of incorporation or organization)	(IRS Employer Identification No.)

2100 West Cypress Creek Road Fort Lauderdale, Florida (Address of principal executive offices)	33309 (Zip Code)
Securities to be registered pursuant to Section 12(b) of the Act: None.
If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box: ☐
If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box: ☑
Securities Act registration statement file number to which this form relates: N/A
Securities to be registered pursuant to Section 12(g) of the Act:
Preferred Share Purchase Rights

(Title of class)

Item 1. Description of Registrant’s Securities to be Registered.
     Under the Internal Revenue Code and rules promulgated by the Internal Revenue Service, net operating loss carryforwards (“NOLs”) can, subject to certain requirements and restrictions, be used to offset future taxable income and reduce federal income tax liability. However, if a company experiences an “ownership change,” as defined in Section 382 of the Internal Revenue Code, then that company’s ability to use NOLs could be substantially limited. Generally, a company will experience an “ownership change” if, at any time, one or more shareholders owning 5% or more of the company’s common stock have aggregate increases in their ownership of such stock of more than 50 percentage points over the prior three-year period. The Company previously disclosed its intention to adopt a shareholder rights plan designed to preserve its ability to utilize available NOLs to offset future taxable income.
     On September 21, 2009, the Company entered into a Rights Agreement with American Stock Transfer & Trust Company, LLC, as Rights Agent (the “Rights Agreement”). The Rights Agreement attempts to protect the Company’s ability to use available NOLs to offset future taxable income by providing a deterrent to shareholders (subject to certain exceptions described below) from acquiring a 5% or greater ownership interest in the Company’s Class A Common Stock and Class B Common Stock (collectively, the “Common Stock”) after September 21, 2009 (the “Record Date”) without the prior approval of the Company’s Board of Directors. Existing shareholders will not be required to divest any shares of the Company’s Common Stock.
     The Rights Agreement is substantially similar to the rights agreement which was previously in place at Woodbridge Holdings Corporation (“Woodbridge”), which, effective September 21, 2009, was merged into a wholly owned subsidiary of the Company pursuant to the parties’ previously announced merger (the “Woodbridge Merger”). By its terms, the Rights Agreement is inapplicable to, and will not have any impact on, the Woodbridge Merger and the related issuance of shares of the Company’s Class A Common Stock.
     The following summary of the terms of the Rights Agreement is qualified in its entirety by reference to the full text of the Rights Agreement, which is filed as Exhibit 4.1 hereto and is incorporated herein by reference.
     The Rights. Under the terms and conditions of the Rights Agreement, a dividend of one preferred share purchase right (a “Right”) will be paid with respect to each share of the Company’s Common Stock outstanding as of the close of business on the Record Date. The Rights will initially be transferable only with, will be inseparable from, and will be evidenced only by the certificates that represent, the shares of the Company’s Common Stock with respect to which they were issued. New Rights will accompany any new shares of the Company’s Common Stock issued after the Record Date until the earlier of the Distribution Date described below or the redemption, exchange or expiration of the Rights. Prior to exercise, the Rights do not give their holders any dividend, voting or liquidation rights.
     Exercise Price. Once the Rights become exercisable, each Right will allow its holder to purchase from the Company one one-hundredth of a share of Series A Junior Participating Preferred Stock (a “Preferred Share”) for $8.00.

     Exercisability. The Rights will not be exercisable until the earlier of:
•	10 business days after the public announcement that a person or group has become an Acquiring Person by obtaining Beneficial Ownership (as such terms are defined in the Rights Agreement) of 5% or more of the outstanding shares of the Company’s Common Stock; or

•	10 business days (or a later date determined by the Board of Directors before any person or group becomes an Acquiring Person) after a person or group begins a tender or exchange offer which, if consummated, would result in that person or group becoming an Acquiring Person.
     The date when the Rights become exercisable is referred to as the “Distribution Date.” As described above, until the Distribution Date, the certificates evidencing the shares of the Company’s Common Stock with respect to which the Rights were issued will also evidence the Rights, and any transfer of shares of the Company’s Common Stock will constitute a transfer of the accompanying Rights. After the Distribution Date, the Rights will separate from the Company’s Common Stock and be evidenced by book-entry credits or by Rights certificates that the Company will mail to all eligible holders of its Common Stock. Any Rights held by an Acquiring Person and any of the Acquiring Person’s Affiliates and Associates (as such terms are defined in the Rights Agreement) will become null and void and may not be exercised.
     A person or group that owned 5% or more of the Company’s Common Stock as of the close of business on the Record Date will not be deemed to be an Acquiring Person for purposes of the Rights Agreement so long as that person or group does not acquire any additional shares of the Company’s Common Stock or have their ownership of the Company’s Common Stock fall below the 5% threshold and then re-acquire shares of the Company’s Common Stock in an amount sufficient to cause the person or group’s ownership of the Company’s Common Stock to once again meet or exceed the 5% threshold. Additionally, if the Board of Directors determines that a person or group met or exceeded the 5% threshold inadvertently, that person or group will not be an Acquiring Person if, as promptly as practicable, that person or group sells enough shares of the Company’s Common Stock to reduce its holdings below the 5% threshold. Further, if the Company repurchases shares of its Common Stock and, as a result, a person or group’s holdings constitute 5% or more of the remaining outstanding shares of the Company’s Common Stock, that person or group will not be an Acquiring Person so long as it does not acquire any additional shares of the Company’s Common Stock. The Rights will also not become exercisable solely as a result of the Company’s grant of options, warrants, rights or similar interests (including restricted stock) to its (or any of its subsidiaries’) directors, officers or employees or as a result of the exercise of any such security. The Company, its subsidiaries, employee benefit plans of the Company or any of its subsidiaries, and any entity holding the Company’s Common Stock for or pursuant to the terms of any such employee benefit plan are excepted from the provisions of the Rights Agreement. In addition, the Rights Agreement provides that the Company’s Board of Directors may, in its sole discretion, exempt any person or group from the provisions of the Rights Agreement if the Board of Directors determines that such person or group’s ownership of the Company’s Common Stock would not limit the Company’s ability to use the NOLs or otherwise jeopardize or limit the availability to the Company of the Tax Benefits (as defined in the Rights Agreement) that the Rights Agreement is designed to protect. In any event, no person or group will be deemed to be an Acquiring Person solely as a result of its receipt of shares of the Company’s Class A Common Stock in connection with the Woodbridge Merger.
     Consequences of a Person or Group Becoming an Acquiring Person. If a person or group becomes an Acquiring Person, all holders of Rights except the Acquiring Person and the Acquiring Person’s Affiliates and Associates may, for $8.00 per Right, purchase shares of the Company’s Class A Common Stock with a market value of $16.00, based on the market price of the Class A Common Stock (determined pursuant to the terms of the Rights Agreement) prior to the time such person or group became an Acquiring Person.
     Preferred Share Provisions. The value of one one-hundredth of a Preferred Share is intended to approximate the value of one share of the Company’s Class A Common Stock. Each one one-hundredth of a Preferred Share, if issued:
•	will not be redeemable;

•	will entitle holders to, when, as and if declared by the Company’s Board of Directors, dividend payments of $0.01, or an amount equal to the dividend paid on one share of the Company’s Class A Common Stock, whichever is greater;

•	will entitle holders upon liquidation either to receive $1.00 or an amount equal to the payment made on one share of the Company’s Class A Common Stock, whichever is greater;

•	will have the same voting power as one share of the Company’s Class A Common Stock (with all outstanding shares of the Company’s Class A Common Stock and Preferred Shares representing, in the aggregate, 22% of the general voting power of the Company, subject to adjustment in accordance with the Company’s Articles of Incorporation); and

•	will entitle holders to a payment equal to the payment made on one share of the Company’s Class A Common Stock if shares of Class A Common Stock are exchanged via merger, consolidation, or a similar transaction.
     Expiration. The Rights will expire at the close of business on September 21, 2019, unless the Rights are earlier redeemed or exchanged as discussed below or the Rights are earlier terminated by the Company’s Board of Directors. Pursuant to the terms and conditions of the Rights Agreement, the Company’s Board of Directors may terminate the Rights prior to their scheduled expiration (i) upon such time, if any, that Section 382 of the Internal Revenue Code or any successor statute is repealed or any other event occurs and, as a result of such repeal or other event, the Board of Directors determines that the Rights Agreement is no longer necessary for the preservation of Tax Benefits or (ii) at the beginning of a taxable year of the Company to which the Board of Directors determines that no Tax Benefits may be carried forward.
     Redemption. The Company’s Board of Directors shall have the right to redeem all, but not less than all, of the Rights for $.0001 per Right at any time before the Distribution Date.

Once the Rights are redeemed, the holders of Rights will only have the right to receive the redemption price of $.0001 per Right. The redemption price will be adjusted to reflect any stock split, stock dividend or similar transaction occurring after the Record Date.
     Exchange. After a person or group becomes an Acquiring Person, the Company’s Board of Directors shall have the right to extinguish the Rights by exchanging one share of the Company’s Class A Common Stock or an equivalent security for each Right, other than Rights held by the Acquiring Person and the Acquiring Person’s Affiliates and Associates.
     Anti-Dilution Provisions. The Company’s Board of Directors shall have the right to adjust the purchase price of the Preferred Shares, the number of Preferred Shares issuable and the number of outstanding Rights to prevent dilution that may occur from a stock dividend, a stock split or a reclassification of the Preferred Shares or the Company’s Common Stock. No adjustments to the purchase price of less than 1% will be made.
     Amendments. Before the Distribution Date, the Company’s Board of Directors may amend or supplement the Rights Agreement without the consent of the Rights holders. After the Distribution Date, the Company’s Board of Directors may amend or supplement the Rights Agreement only to cure an ambiguity, to alter time period provisions, to correct inconsistent provisions or to make any additional changes to the Rights Agreement, but only to the extent that those changes do not impair or adversely affect any Rights holder.
     Anti-Takeover Effect. The Rights Agreement was not adopted in response to any effort to acquire control of the Company. However, the Rights Agreement may have an anti-takeover effect and will be an impediment to a proposed takeover which is not approved by the Company’s Board of Directors.
Item 2. Exhibits.

4.1	Rights Agreement, dated as of September 21, 2009, by and between BFC Financial Corporation and American Stock Transfer & Trust Company, LLC, as Rights Agent (Incorporated herein by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on September 25, 2009)

SIGNATURE
     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

Dated: September 25, 2009	BFC FINANCIAL CORPORATION
	By:	/s/ Alan B. Levan
		Name:	Alan B. Levan
		Title:	Chairman, Chief Executive Officer and President

EXHIBIT LIST

4.1	Rights Agreement, dated as of September 21, 2009, by and between BFC Financial Corporation and American Stock Transfer & Trust Company, LLC, as Rights Agent (Incorporated herein by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on September 25, 2009)